UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: June 30, 2020

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

General Meeting

Cellectis S.A. (the “Company”) held its Combined Ordinary and Extraordinary General Meeting (the “Meeting”) on June 29, 2020. Filed as Exhibits 99.1 and 99.2 hereto are the press release and the voting results for the Meeting, respectively.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated June 29, 2020.

99.2	Voting Results for the Combined Ordinary and Extraordinary General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

June 30, 2020	By:	/s/ André Choulika
André Choulika
Chief Executive Officer